Exhibit 99.1

Sapiens Introduces Decision Model.AI, a Generative AI Solution to Enhance
Automation Speeds, Integrating Microsoft Azure OpenAI Service

Decision Model.AI, the first product in the Sapiens Decision AI portfolio, will address the growing market demand for Decision Management technology driven by Machine Learning and AI Integration

Tucson, Arizona, USA October 25, 2023 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the launch of Sapiens Decision Model.AI, integrating Microsoft Azure OpenAI Service into Sapiens Decision to transform the way that business decision models are created.

Decision modelers can now input business policy from virtually any source, written in conversational English, and have it automatically translated into a decision model. Sapiens Decision Model.AI is expected to reduce the time required to create a conventional decision model by 30% or more, and further decrease reliance on constrained IT resources.

Sapiens plans to further enhance its Decision AI portfolio in early 2024 with Decision Integrate.AI which will enable business users to easily integrate machine learning (ML) models within their decision models. Analysts and their stakeholders will gain full insight into the end-to-end components that go into their decision, providing complete traceability of ML model inputs/outputs used in decision making to improve auditability and reduce regulatory risk.

The Sapiens AI strategy applies a consistent approach, without the need for specialized or technical skills, to enable a much broader set of users across the business who can increase the speed and efficacy of decision making and automation. Sapiens Decision also provides a technology-independent solution to fit any architecture, allowing organizations to reuse their existing infrastructure and governance models. Sapiens Decision is planning additional AI based products to support the full lifecycle of the decision modeling process, including Extract.AI, Data.AI, and Optimize.AI.

“Sapiens Decision Model.AI enables organizations to implement policy changes faster with far less technical skills required,” said Jamie Yoder, President of Sapiens North America. “We’ve all experimented with generative AI services like ChatGPT but applying it to an enterprise use case like this is truly exciting because of the potential productivity enhancements it offers.”

Sapiens’ integration with Microsoft Azure OpenAI Service provides additional options for customers to take advantage of AI based solutions.

Dalia Ophir, Director, Worldwide Financial Services Industry at Microsoft Corp. added, “Sapiens Decision Model.AI integration with Azure OpenAI service provides end client productivity gains and business outcomes.”

To learn more about Sapiens Decision Model.AI click here.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com